UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Longboard Pharmaceuticals, Inc.

(Name of Subject Company)

Longboard Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54300N103

(CUSIP Number of Class of Securities)

Kevin R. Lind

President and Chief Executive Officer

Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, California 92037

(858) 789-9283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Kevin Cooper, Esq.

Steven M. Przesmicki, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”), with the Securities and Exchange Commission (the “SEC”) on October 30, 2024, relating to the tender offer statement on Schedule TO filed with the SEC on October 30, 2024, by H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lundbeck (“Payor”), and Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 14, 2024, by and among Longboard, Lundbeck, Payor and Purchaser to acquire all of the outstanding shares of common stock of Longboard, par value $0.0001 per share (the “Shares”) at a price of $60.00 per Share in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 45 as follows:

“Expiration of the Offering Period; Completion of the Merger”

“The Offer expired at one minute following 11:59 p.m., Eastern Time, on November 27, 2024 (the “Expiration Time”), and was not extended. According to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), as of the Expiration Time, 30,618,257 shares of Voting Common Stock, representing approximately 88.6% of the issued and outstanding shares of Voting Common Stock as of the Expiration Time, had been validly tendered and not validly withdrawn. As of the Expiration Time, the number of shares of Voting Common Stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser expects to promptly accept for payment, on December 2, 2024, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Parent will cause Depositary to pay, as promptly as practicable, for all Shares accepted for payment pursuant to the Offer.

Following acceptance for payment of the Shares, Purchaser will own a sufficient number of shares of Voting Common Stock to effect the Merger under Section 251(h) of the DGCL, without a vote of Longboard’s stockholders. Accordingly, Parent expects to effect the Merger on December 2, 2024, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Longboard, and Longboard continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Longboard’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(12)	Press Release issued by H. Lundbeck A/S, dated November 28, 2024 (incorporated by reference to Exhibit (a)(5)(xiii) to Amendment No. 4 to the Schedule TO, filed November 29, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longboard Pharmaceuticals, Inc.

By:	/s/ Kevin R. Lind
Name:	Kevin R. Lind
Title:	President and Chief Executive Officer

Dated: November 29, 2024